Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company:

Bellatrix Exploration Ltd. (“Bellatrix” or the “Company”)
1920, 800 5th Avenue SW
Calgary, Alberta T2P 3T6

2.	Date of Material Change:

September 29, 2014

3.	Document:

Press release issued on September 29, 2014 by, or on behalf of, Bellatrix and disseminated through Canada Newswire.

4.	Summary of Material Change:

Bellatrix announced that a fund managed by Grafton Asset Management Inc. has committed an additional $250 million towards further joint venture development.

5.	Full Description of Material Change:

Bellatrix announced that it has entered into a new multi-year joint venture arrangement with Canadian Non-Operated Resources Corp. ("CNOR"), a non-operated oil and gas company managed by Grafton Asset Management Inc. pursuant to which CNOR has committed $250 million in capital towards future accelerated development of a portion of Bellatrix's extensive undeveloped land holdings.

Under the terms of the agreement, commencing on or before October 1, 2015 Bellatrix will propose development plans for approval by a management committee comprised of representatives of Bellatrix and CNOR. Unless otherwise specified in an approved development plan, CNOR will pay 50% of the drilling, completion, equipping and tie-in capital expenditures in order to earn 33% of Bellatrix's working interest before payout and automatically converting to a 10.67% gross overriding royalty (“GORR”) on Bellatrix's pre-joint venture working interest after payout (being recovery of CNOR’s capital investment plus an 8% return on investment). The joint venture funding is available immediately; however, Bellatrix expects the funds to be spent primarily from 2016 through 2018.

If any development plan proposed by Bellatrix is not approved within 60 days of submission, such plan will not be funded under the joint venture arrangement, and thereafter neither party will have any obligation to propose, consider or fund any additional proposed development plans.

In certain circumstances if Bellatrix is in default of its commitments under the joint venture or there is a change of control of Bellatrix, CNOR has the right to cause Bellatrix to acquire CNOR's earned working interest or GORR, as applicable. Under certain circumstances if CNOR fails to fund in accordance with the joint venture, in addition to the non-funding payment, Bellatrix will be entitled to elect to acquire CNOR’s earned working interest or GORR, as applicable. The value paid under CNOR's put option and Bellatrix's call option will depend on the circumstances and be based on formulas as set out in the joint venture that reference the net present value, discounted at 10%, of the proved plus probable reserves to be acquired, as evaluated by an independent reserves evaluator.

All amounts in this document are in Canadian dollars unless otherwise identified.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102:

N/A

7.	Omitted Information:

N/A

8.	Executive Officer:

For further information, please contact:

Edward J. Brown
Executive Vice President, Finance and Chief Financial Officer
Telephone: (403) 750-2655
Fax: (403) 264-8163

9.	Date of Report:

October 3, 2014

Forward looking statements: Certain information set forth in this document, including management's assessments of the future plans and operations, the future development of Bellatrix’ lands, the costs associated therewith, and the source of funds therefor, and the expected timing of the expenditure of funds under the new joint venture arrangement may contain forward-looking statements, and necessarily involve risks and uncertainties, certain of which are beyond Bellatrix's control, including the risk that the management committee under the joint venture does not approve future drilling programs, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets and other economic and industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling services, incorrect assessment of value of acquisitions and failure to realize the benefits therefrom, delays resulting from or inability to obtain required regulatory approvals, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources and economic or industry condition changes. Actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Bellatrix will derive therefrom. To the extent such estimates constitute a financial outlook, they were approved by management on date hereof and are included herein to provide readers with an understanding of management's expectations and assumptions about future activities and results and readers are cautioned that the information may not be appropriate for other purposes. Additional information on these and other factors that could affect Bellatrix are included in reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission and may be accessed through the SEDAR website (www.sedar.com), the SEC’s website (www.sec.gov) or at Bellatrix's website www.bellatrixexploration.com. The forward looking statements contained in this document are made as of the date hereof and Bellatrix undertakes no obligations to update publicly or revise any forward looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.